UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   April 6, 2006                      /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President


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                                 FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         ROCHESTER RESOURCES LTD. (the "Issuer")
         #400 - 535 Howe Street, Vancouver, BC, V6C 2Z4
         Phone: (604) 484-6614

2.       DATE OF MATERIAL CHANGE

         April 6, 2006

3.       PRESS RELEASE

         The press release was released on April 6, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       OFFICER

         Douglas Good, President & CEO
         Phone: (604) 484-6614

9.       DATE OF REPORT

         April 12, 2006.


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                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                          TSX Venture: RCT OTCBB: RCTFF

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NEWS RELEASE                                                       APRIL 6, 2006

         ROCHESTER COMMENCES AGGRESSIVE EXPLORATION AND DEVELOPMENT WORK
      PROGRAM ON ITS MINA REAL GOLD/SILVER PROPERTY AND ACCELERATES EXPIRY
                           DATE ON 2,725,000 WARRANTS

VANCOUVER, CANADA - ROCHESTER RESOURCES LTD. (TSXV: RCT AND OTCBB: RCTFF): Mr. Douglas Good, President, is pleased to announce that the Company has closed on its option agreement on the Mina Real property concessions announced on January 14, 2006. Under the terms of this agreement, the Company has the right to earn up to a 51% interest in this gold/silver project comprising approximately 3,400 hectares of mineral properties located near the capital city of Tepic, in the state of Nayarit, Mexico (the "Mina Real Property").

An aggressive exploration and development work program is now underway including the extension of the existing road to obtain equipment access to the Tajos Cuates vein structure. The Phase 1 drill program at Tajos Cuates and continued drift development at the Florida mine site are expected to commence shortly.

Management believes it is in the Company's best interests to be in a position financially to move aggressively with the costing and pre-development infrastructure associated with the Company's Phase 2 development plan and commence construction of the processing plant once environmental approvals are obtained. Rather than raise additional equity capital and create further dilution for shareholders, the Company has today exercised its right to reduce the exercise period on 2,725,000 outstanding warrants, comprised of private placement warrants and agents warrants.

Pursuant to a private placement of units of the Company, the closing of which was announced on January 16, 2006, the Company issued common share purchase warrants, each of which entitles the warrantholder to purchase one common share of the Company at a price of $0.65 per share until January 16, 2008, subject to acceleration. If the volume-weighted average trading price of the Company's shares on the TSX Venture Exchange is $1.00 or more for a period of 10 consecutive trading days (the "Trading Target"), then the Company has the right to reduce the exercise period of the warrants by providing notice to the warrantholders.

As of the close of business on April 5, 2006, the Trading Target was achieved. Accordingly, the Company is today giving notice to the warrantholders that unless the warrantholders exercise their warrants before 4:30 pm on May 7, 2006, their warrants will expire and their warrant certificates will be void and of no effect. The proceeds from exercise of the warrants will be added to working capital and used to aggressively advance the development of the Mina Real gold silver property.

ON BEHALF OF THE BOARD
                                               INVESTOR INFORMATION CONTACT:
/s/ DOUGLAS GOOD
Douglas Good, President & CEO                          Douglas Good
                                                    Tel: (604) 484-6614
                                          Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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